                                                              EXHIBIT 99.8



FOR IMMEDIATE RELEASE

FOR INFORMATION:

Douglas E. Barnett      Patricia B. Meinecke         Mike Pascale/Rhonda Barnat
Giddings & Lewis, Inc.  Giddings & Lewis, Inc.       Abernathy MacGregor
Vice President and      Director of Communications   212/371-5999
Controller              414/929-4212
414/929-4374

                                 NEWS RELEASE

                    GIDDINGS & LEWIS REJECTS HARNISCHFEGER OFFER

                                FINDS OFFER INADEQUATE

FOND DU LAC, WI, MAY 8, 1997 -- GIDDINGS & LEWIS, INC. (Nasdaq: GIDL) announced today that its Board of Directors has unanimously rejected the offer of Harnischfeger Industries, Inc. to acquire all of the outstanding shares of Giddings & Lewis common stock at a price of $19.00 in cash per share. The Board recommends that shareholders not tender any shares to Harnischfeger pursuant to the tender offer.

The Board concluded that the Harnischfeger offer is inadequate and not in the best interests of Giddings & Lewis shareholders. In arriving at its determination, the Board gave careful consideration to a number of factors, including the May 7, 1997 opinion of Credit Suisse First Boston Corporation, the company's financial advisor, that, as of that date, the offer by Harnischfeger was inadequate from a financial point of view to the Giddings & Lewis shareholders other than Harnischfeger.

The Board also concluded that the interests of company shareholders would best be served by continuing to actively explore all strategic alternatives and has instructed management and its financial advisors to do so. The company also reported having had preliminary discussions with other parties regarding their potential interest in a possible transaction involving the company, and has entered into confidentiality and standstill agreements with interested parties and is responding to due diligence requests.

                                        -more-

                     CONFIDENTIAL DRAFT May 7, 1997 10:00 PM EST

Giddings & Lewis, Inc.                                       Page 2


The company also announced today that it is filing with the Securities and Exchange Commission, and will mail to shareholders, a Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the company's recommendation with respect to Harnischfeger's offer. Additional information with respect to the Board's decision to recommend that shareholders reject the Harnischfeger offer is contained in the Schedule 14D-9.

Headquartered in Fond du Lac, Wisconsin, Giddings & Lewis is the largest supplier of industrial automation products and machine tools in North America, and among the largest in the world. The company serves customers worldwide with products and services to improve manufacturing productivity.

To receive Giddings & Lewis's latest news at no charge via fax, simply call Company News On Call, 1-800-758-5804, ext. 119821. Internet address: http://www.giddings.com

                                         ###